VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

OF

TAHOE RESOURCES INC.
(the “Company”)

The Company reports that the following matters were voted upon by the shareholders of the Company at the annual meeting of the Company held on May 8, 2015:

1.

The nine nominees set forth in the Company’s management information circular dated April 7, 2015 were elected as directors of the Company by a vote cast by ballot. The Company’s shareholders present in person or represented by proxy at the meeting voted as follows:

Nominees	Votes For		Votes Withheld
	Number	%	Number	%
Alex Black	156,848,691	99.99	9,434	0.01
Tanya M. Jakusconek	155,912,179	99.40	945,946	0.60
Drago Kisic Wagner	156,847,272	99.99	10,854	0.01
C. Kevin McArthur	156,502,733	99.77	355,393	0.23
A. Dan Rovig	156,818,101	99.97	40,024	0.03
Paul B. Sweeney	156,622,214	99.85	235,912	0.15
James S. Voorhees	156,848,473	99.99	9,652	0.01
Kenneth F. Williamson	156,527,132	99.79	330,993	0.21
Dr. Klaus Zeitler	143,586,956	91.54	13,271,169	8.46

2.	Deloitte LLP, charters Accountants, was appointed as auditor of the Company.